Exhibit 12.1

Brunswick Corporation

Computation of Ratio of Earnings to Fixed Charges(A)

(In millions)

		As of	Year Ended December 31,
		June 28, 2008	2007	2006	2005	2004	2003
Earnings as Adjusted
	Earnings from continuing operations	$7.3	$79.6	$263.2	$371.1	$263.8	$137.0
Add:	Income tax provision	(0.3)	13.0	46.5	114.8	109.5	66.9
	Interest and other financial charges included in expense	22.9	52.3	60.5	53.2	45.3	41.0
	Interest portion of rent expense	12.0	23.9	22.7	15.1	15.6	14.4
	Dividends received from 50%-or-less-owned affiliates	3.7	11.6	6.8	12.3	13.1	6.8
Subtract:	Earnings from 50%-or-less-owned affiliates	(8.7)	(21.3)	(14.8)	(18.1)	(18.1)	(9.9)

		$36.8	$159.1	$384.9	$548.4	$429.2	$256.2

Fixed Charges
	Interest and other financial charges	$22.9	$52.3	$60.5	$53.2	$45.3	$41.0
	Interest portion of rent expense	12.0	23.9	22.7	15.1	15.6	14.4
	Capitalized interest	0.9	2.3	2.8	1.4	1.2	1.5

		$35.8	$78.5	$86.0	$69.7	$62.1	$56.9

Ratio of earnings to fixed charges		1.0x	2.0x	4.5x	7.9x	6.9x	4.5x

(A)	For computation of the ratio of earnings to fixed charges, earnings have been calculated by adding fixed charges to earnings from continuing operations before income taxes and dividends received from equity affiliates, then deducting the undistributed earnings of affiliates. Fixed charges consist of interest expense, estimated interest portion of rental expense and capitalized interest.